FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer" or "IMC").

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 30/04/2021:

50,975,377 Common Shares, 7,379,563 Warrants

Date: May 10, 2021

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

  On April 1, 2021, the Issuer announced that it entered into a definitive agreement (the "MYM Arrangement Agreement") to acquire MYM Nutraceuticals Inc. ("MYM"), pursuant to a plan of arrangement to be completed under the Business Corporations Act (British Columbia) (the "MYM Transaction"). See Section 7 below for more information.

  On April 12, 2021, the Issuer announced that its German-based subsidiary, Adjupharm GmbH ("Adjupharm"), had entered into a supply agreement with Northern Green Canada Inc. ("NGC") to provide Adjupharm with EU GMP-certified medical cannabis.

  On April 12, 2021, the Issuer announced that Adjupharm entered into a supply agreement with MediPharm Labs Australia Pty Ltd. ("MediPharm"), a subsidiary of MediPharm Labs Corp for certain medical cannabis extract products to be delivered by MediPharm over an initial two-year term with an automatic two-year extension period.

  On April 23, 2021, the Issuer filed its financial statements and MD&A for the three months and year ended December 31, 2020, announced its preliminary results for Q1 2021 and outlook for Q2 2021.

  On April 26, 2021, the Issuer filed an Annual Information Form for the financial year ended December 31, 2020.

  On April 30, 2021, the Issuer announced that its wholly-owned subsidiary, IMC Holdings Ltd. ("IMC Holdings"), signed a definitive agreement (the "Panaxia Agreement") with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd. (collectively, "Panaxia") (the "Panaxia Transaction"). See Section 7 below for more information.

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer ("Management") is focused on continuing the Issuer's growth in all three markets in which it currently operates: Israel, Germany and Canada. Management is focused on increasing the Issuer's presence in Canada by executing its merger & acquisition strategy and seeking to acquire additional licensed cannabis producers, including its proposed acquisition of MYM, with the objective of becoming a dominant supplier in the premium and super premium segment of the Canadian recreational cannabis market, while also identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply and distribution agreements in Germany and the rest of Europe, and additional sales and supply agreements in Israel through Focus Medical Herbs Ltd. ("Focus Medical").

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

As a result of the initial closing of the Panaxia Transaction, the Issuer now operates in the retail cannabis space, including the operation of a customer service centre for patient support.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Adjupharm entered into supply agreements with NGC and MediPharm, neither of which are Related Persons of the Issuer. See Item 1 for further details.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

  In April 2021, the Issuer's wholly-owned subsidiary, Trichome Financial Corp ("Trichome") received repayment of its outstanding secured loans to Good Buds Company International Inc. ("Good Buds").  Trichome entered into two separate loan agreements with Good Buds in August 2019 and April 2020 for principal values of $2.35 million and $0.55 million, respectively. Both loans initially matured on September 1, 2020, but were extended to April 2021 prior to the initial maturity date. Proceeds from the payout totalled approximately $3.129 million, of which $2.9 million represented the combined principal balance of the two loans, with the remaining balance of the payout making up the accrued interest earned from the initial September 1, 2020 maturity date, up to the date of repayment.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

  On April 1, 2021, the Issuer announced that it entered into the MYM Arrangement Agreement. MYM is a Canadian cultivator, processor, and distributor of premium cannabis via its two wholly owned subsidiaries - Highland Grow Inc., in Antigonish, Nova Scotia, and SublimeCulture Inc., in Laval, Quebec. Pursuant to the terms of the MYM Arrangement Agreement, the shareholders of MYM will receive 0.022 common shares of the Issuer (the "Common Shares") for each common share of MYM. Upon completion of the MYM Transaction, former MYM shareholders will own approximately 14.5% of the Issuer. The completion of the MYM Transaction is expected to occur before the end of 2021, and it will be subject to required court, securityholder and regulatory approvals. MYM is not a Related Person of the Issuer.

  On April 30, 2021, the Issuer announced that IMC Holdings entered into the Panaxia Agreement. Pursuant to the Panaxia Agreement, IMC Holdings will acquire Panaxia's trading house license and in-house pharmacy activities, certain distribution assets and an option to purchase a pharmacy with licenses to sell medical cannabis directly to qualifying patients, for an aggregate purchase price of $7.2 million, comprised of $2.9 million in cash and $4.3 million in Common Shares. The Panaxia Transaction will close in two stages, with the option of a third stage. Upon the initial closing, all online-related activities and intellectual property will transfer to IMC Holdings. The second closing, which is subject to Israeli Ministry of Health ("MOH") approval, is expected to occur on or before July 30, 2021, or upon receipt of MOH approval. Upon the second closing, Panaxia will transfer its IMC-GDP license, which allows the holder to store and distribute medical cannabis in Israel, to IMC Holdings or its subsidiary. The Panaxia Transaction includes an option to acquire Panaxia's pharmacy, including licenses to dispense and sell to cannabis patients for additional payment in the amount equal to the medical cannabis inventory of the pharmacy at the time of exercise, which will become effective as of February 15, 2022. Panaxia is not a Related Person of the Issuer.

8. Describe the acquisition of new customers or loss of customers.

Not Applicable.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

As part of the Panaxia transaction IMC Holdings has the right to use the name "Panaxia Ad Habayt" from the initial closing until December 31, 2021.

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Not Applicable.

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable.

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	477,368	Exercise of warrants.	$2,482,313.60 to be used for working capital

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

On April 20, 2021, Trichome provided the Issuer with a $1,500,000 loan, evidenced by way of a promissory note issued by the Issuer to Trichome (the "Promissory Note"), to be repaid in full within twelve months. The Promissory Note carried an interest rate of 5% from the date of the Promissory Note.

16. Provide details of any changes in directors, officers or committee members.

Not Applicable.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer's business in the coming months.

The Issuer has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health. The Issuer has postponed planned investments in certain jurisdictions until global economic risks subside, but it continues to focus on its acquisition strategy in North America and Europe. The Issuer also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which could have negative impact on businesses around the world, including the cannabis markets in which the Issuer and its subsidiaries and related companies operate. Such implications may also affect Trichome's debtors, including their respective abilities to repay their obligations. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: May 10, 2021	Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End April 2021	Date of Report YY/MM/D 2021/05/10
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/